UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 7)*
TRANSDIGM GROUP INCORPORATED
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
893641100
(CUSIP Number)

Sharlyn C. Heslam

Berkshire Partners LLC

200 Clarendon St., 35th Floor

Boston, MA 02116

(617) 227-0050

COPY TO:

Edward S. Horton, Esq.

Seward & Kissel LLP

1 Battery Park Plaza

New York, NY 10004

(212) 574-1265

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2019
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Partners Holdings LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,365,558
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,365,558
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,365,558
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%[1]
(14)	TYPE OF REPORTING PERSON OO

[1]	Percentage calculations are based upon 53,329,410 issued and outstanding shares as of July 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 29, 2019.

 CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: BPSP, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,365,558
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,365,558
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,365,558
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 53,329,410 issued and outstanding shares as of July 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 29, 2019.

 CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Partners LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,212,908
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,212,908
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,212,908
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%[1]
(14)	TYPE OF REPORTING PERSON IA

[1]	Percentage calculations are based upon 53,329,410 issued and outstanding shares as of July 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 29, 2019.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Partners LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,152,650
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,152,650
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,650
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%[1]
(14)	TYPE OF REPORTING PERSON IA

[1]	Percentage calculations are based upon 53,329,410 issued and outstanding shares as of July 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 29, 2019.

 CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Fund VIII, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 267,245
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 267,245
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,245
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 53,329,410 issued and outstanding shares as of July 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 29, 2019.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Fund VIII-A, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 111,043
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 111,043
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,043
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 53,329,410 issued and outstanding shares as of July 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 29, 2019.

 CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Fund VII, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 670,016
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 670,016
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,016
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 53,329,410 issued and outstanding shares as of July 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 29, 2019.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Fund VII-A, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 125,261
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 125,261
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,261
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 53,329,410 issued and outstanding shares as of July 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 29, 2019.

 CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Investors LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 7,583
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 7,583
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,583
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%[1]
(14)	TYPE OF REPORTING PERSON OO

[1]	Percentage calculations are based upon 53,329,410 issued and outstanding shares as of July 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 29, 2019.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Investors III LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 9,508
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 9,508
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,508
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%[1]
(14)	TYPE OF REPORTING PERSON OO

[1]	Percentage calculations are based upon 53,329,410 issued and outstanding shares as of July 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 29, 2019.

 CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Berkshire Investors IV LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 22,252
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 22,252
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,252
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%[1]
(14)	TYPE OF REPORTING PERSON OO

[1]	Percentage calculations are based upon 53,329,410 issued and outstanding shares as of July 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 29, 2019.

CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,001,875
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,001,875
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,875
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 53,329,410 issued and outstanding shares as of July 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 29, 2019.

 CUSIP No. 893641100

SCHEDULE 13D

(1)	NAME OF REPORTING PERSON: Stockbridge Absolute Return Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,500
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,500
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%[1]
(14)	TYPE OF REPORTING PERSON PN

[1]	Percentage calculations are based upon 53,329,410 issued and outstanding shares as of July 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 29, 2019.

CUSIP No. 893641100

Explanatory Note: This Amendment No. 7 ("Amendment No. 7") amends the Schedule 13D first filed on April 1, 2010, as amended on December 9, 2010, June 6, 2011, January 26, 2012, March 6, 2012, March 10, 2014, and May 16, 2017 (as amended, the "Schedule 13D") and is being filed jointly by the following (each, a "Reporting Person" and, collectively, the "Reporting Persons"): Berkshire Partners Holdings LLC (“BPH”), BPSP, L.P. (“BPSP”), Berkshire Partners LLC (“BP”), Stockbridge Partners LLC (“SP”), Berkshire Fund VIII, L.P. (“Fund VIII”), Berkshire Fund VIII-A, L.P. (“Fund VIII-A”), Berkshire Fund VII, L.P. ("Fund VII"), Berkshire Fund VII-A, L.P. ("Fund VII-A"), Berkshire Investors LLC ("Investors"), Berkshire Investors III LLC ("Investors III"), Berkshire Investors IV LLC (“Investors IV”), Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) ("SF"), and Stockbridge Absolute Return Fund, L.P. ("SARF"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings provided to them in the Schedule 13D.

Item 5.	Interest in Securities of Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are amended in their entirety as follows:

(a) and (b)

The beneficial ownership of Common Stock by each person named above is as follows:

Fund VIII directly holds 267,245 shares of Common Stock. Accordingly, Fund VIII has voting and dispositive power with respect to 267,245 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VIII, Eighth Berkshire Associates LLC, a Delaware limited liability company (“8BA”) may be deemed to beneficially own 267,245 shares of Common Stock held by Fund VIII. However, 8BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 8BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VIII.

Fund VIII-A directly holds 111,043 shares of Common Stock. Accordingly, Fund VIII-A has voting and dispositive power with respect to 111,043 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VIII-A, 8BA may be deemed to beneficially own 111,043 shares of Common Stock held by Fund VIII-A. However, 8BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 8BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VIII-A.

Fund VII directly holds 670,016 shares of Common Stock. Accordingly, Fund VII has voting and dispositive power with respect to 670,016 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VII, 7BA may be deemed to beneficially own 670,016 shares of Common Stock held by Fund VII. However, 7BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 7BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VII.

Fund VII-A directly holds 125,261 shares of Common Stock. Accordingly, Fund VII-A has voting and dispositive power with respect to 125,261 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VII-A, 7BA may be deemed to beneficially own 125,261 shares of Common Stock held by Fund VII-A. However, 7BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 7BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VII-A.

Investors directly holds 7,583 shares of Common Stock. Accordingly, Investors has voting and dispositive power with respect to 7,583 shares of Common Stock.

Investors III directly holds 9,508 shares of Common Stock. Accordingly, Investors III has voting power and dispositive power with respect to 9,508 shares of Common Stock.

Investors IV directly holds 22,252 shares of Common Stock. Accordingly, Investors IV has voting power and dispositive power with respect to 22,252 shares of Common Stock.

CUSIP No. 893641100

BP is the registered investment adviser of Fund VIII, Fund VIII-A, Fund VII and Fund VII-A as well as the investment manager of Investors, Investors III and Investors IV. Collectively, Fund VIII, Fund VIII-A, Fund VII, Fund VII-A, Investors, Investors III and Investors IV directly hold 1,212,908 shares of Common Stock. Based on the two immediately preceding sentences, BP may be deemed to beneficially own such shares of Common Stock held by Fund VIII, Fund VIII-A, Fund VII, Fund VII-A, Investors, Investors III and Investors IV. However, BP disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that BP is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VIII, Fund VIII-A, Fund VII, Fund VII-A, Investors, Investors III and Investors IV.

SF directly holds 1,001,875 shares of Common Stock. Accordingly, SF has voting and dispositive power with respect to 1,001,875 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SF, SA may be deemed to beneficially own 1,001,875 shares of Common Stock held by SF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SF.

SARF directly holds 3,500 shares of Common Stock. Accordingly, SARF has voting and dispositive power with respect to 3,500 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SARF, SA may be deemed to beneficially own 3,500 shares of Common Stock held by SARF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SARF.

Certain other accounts of which SP serves as the registered investment adviser directly hold 147,275 shares of the Issuer’s Common Stock. In addition, SF and SARF collectively hold 1,005,375 shares of the Issuer’s Common Stock. As the registered investment adviser of such other accounts and SF and SARF, SP may be deemed to beneficially own the 147,275 shares of Common Stock held by such other accounts and the 1,005,375 shares of Common Stock held by SF and SARF, collectively. However, SP disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SP is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by such other accounts or by SF and SARF.

BPH is the general partner of BPSP, which is the managing member of each of SP and BP. As the managing member of SP and BP, BPSP may be deemed to beneficially own shares of common stock that are beneficially owned by SP and BP. As the general partner of BPSP, BPH may be deemed to beneficially own shares of common stock that are beneficially owned by BPSP. BPH, BPSP, BP, SP, 8BA, 7BA and SA are under common control and may be deemed to be, but do not admit to being, a group for purposes of Section 13(d)(3) of the Act.

By virtue of their positions as managing members of BPH, BPSP, BP, SP, 8BA, 7BA and SA, certain of the Berkshire Principals (as defined below) may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund VIII, Fund VIII-A, Fund VII, Fund VII-A, Investors, Investors III, Investors IV, SF and SARF. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by such Reporting Persons, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock. The “Berkshire Principals” are Samantha A. Adams, Michael C. Ascione, David C. Bordeau, Kenneth S. Bring, Kevin T. Callaghan, Blake L. Gottesman, Christopher J. Hadley, Lawrence S. Hamelsky, Sharlyn C. Heslam, Elizabeth L. Hoffman, Matthew A. Janchar, Ross M. Jones, Thomas Y. Kuo, Joshua A. Lutzker, Jonathan J. Meyer, Greg Pappas, Marni F. Payne, Anil Seetharam, Raleigh A. Shoemaker, Robert J. Small, Samuel W. Spirn and Edward J. Whelan, Jr.

CUSIP No. 893641100

Pursuant to the Company’s Quarterly Report on Form 10-Q for the period ended June 29, 2019 there were 53,329,410 shares of Common Stock issued and outstanding as of July 29, 2019. Accordingly, after giving effect to the share repurchases described in Item (c) below, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 4.44% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:

(i)	BPH beneficially owns 4.44% of the Issuer’s Common Stock.

(ii)	BPSP beneficially owns 4.44% of the Issuer’s Common Stock.

(iii)	BP beneficially owns 2.27% of the Issuer’s Common Stock.

(iv)	Fund VIII beneficially owns 0.50% of the Issuer’s Common Stock.

(v)	Fund VIII-A beneficially owns 0.21% of the Issuer’s Common Stock.

(vi)	Fund VII beneficially owns 1.26% of the Issuer’s Common Stock.

(vii)	Fund VII-A beneficially owns 0.23% of the Issuer’s Common Stock.

(viii)	Investors beneficially owns 0.01% of the Issuer’s Common Stock.

(ix)	Investors III beneficially owns 0.02% of the Issuer’s Common Stock.

(x)	Investors IV beneficially owns 0.04% of the Issuer’s Common Stock.

(xi)	SF beneficially owns 1.88% of the Issuer’s Common Stock.

(xii)	SP beneficially owns 2.16% of the Issuer’s Common Stock.

(xiii)	SARF beneficially owns 0.01% of the Issuer’s Common Stock.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person could be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of any group. BPH, BPSP, BP, SP, 8BA and 7BA acknowledge that they may be deemed to be part of a “group” for purposes of Section 13(d)(3). However, the filing of this Statement shall not be construed as an admission that BPH, BPSP, BP, SP, 8BA, 7BA, Fund VIII, Fund VIII-A, Fund VII, Fund VII-A, Investors, Investors III, Investors IV, SF, SA or SARF are a part of a group, or have agreed to act as a part of a group.

(c)

Exhibit 99.2 reflects the Reporting Persons’ transactions in the Issuer’s Common Stock in the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Undertaking, dated as of August 29, 2019.

Exhibit 99.2 Transaction Report

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

DATED: August 29, 2019

BERKSHIRE PARTNERS HOLDINGS LLC

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BPSP, L.P.

By:	Berkshire Partners Holdings LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

Berkshire Partners LLC

By:	BPSP, L.P., its Managing Member

By:	Berkshire Partners Holdings LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By:	BPSP, L.P., its Managing Member

By:	Berkshire Partners Holdings LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VIII, L.P.

By:	Eighth Berkshire Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VIII-A, L.P.

By:	Eighth Berkshire Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VII, L.P.

By:	Seventh Berkshire Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VII-A, L.P.

By:	Seventh Berkshire Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS LLC

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS IV LLC

/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE FUND, L.P.

By:	Stockbridge Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:	Stockbridge Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this amendment to Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this amendment to Schedule 13D jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

DATED: August 29, 2019

BERKSHIRE PARTNERS HOLDINGS LLC

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BPSP, L.P.

By:	Berkshire Partners Holdings LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

Berkshire Partners LLC

By:	BPSP, L.P., its Managing Member

By:	Berkshire Partners Holdings LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE PARTNERS LLC

By:	BPSP, L.P., its Managing Member

By:	Berkshire Partners Holdings LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VIII, L.P.

By:	Eighth Berkshire Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VIII-A, L.P.

By:	Eighth Berkshire Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VII, L.P.

By:	Seventh Berkshire Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE FUND VII-A, L.P.

By:	Seventh Berkshire Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS LLC

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS III LLC

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

BERKSHIRE INVESTORS IV LLC

/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE FUND, L.P.

By:	Stockbridge Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:	Stockbridge Associates LLC, its General Partner

By:	/s/ Sharlyn C. Heslam
Name: Sharlyn C. Heslam
Title: Managing Director

Exhibit 99.2

Transactions by the Reporting Persons

Date	Purchase/Sale	Amount	Price	Reporting Persons
8/20/2019	Sale	8,943	$534.0493	By Stockbridge Partners LLC
8/20/2019	Sale	60,957	$534.0493	By Berkshire Entities (1)
8/20/2019	Sale	7,035	$535.0603	By Stockbridge Partners LLC
8/20/2019	Sale	47,946	$535.0603	By Berkshire Entities (1)
8/20/2019	Sale	2,710	$535.9317	By Stockbridge Partners LLC
8/20/2019	Sale	18,467	$535.9317	By Berkshire Entities (1)
8/20/2019	Sale	653	$536.8040	By Stockbridge Partners LLC
8/20/2019	Sale	4,447	$536.8040	By Berkshire Entities (1)
8/20/2019	Sale	38	$537.7527	By Stockbridge Partners LLC
8/20/2019	Sale	262	$537.7527	By Berkshire Entities (1)
8/21/2019	Sale	3,931	$532.4256	By Stockbridge Partners LLC
8/21/2019	Sale	3,189	$532.4256	By Berkshire Entities (1)
8/21/2019	Sale	19,333	$533.3710	By Stockbridge Partners LLC
8/21/2019	Sale	15,685	$533.3710	By Berkshire Entities (1)
8/21/2019	Sale	20,925	$534.2587	By Stockbridge Partners LLC
8/21/2019	Sale	16,978	$534.2587	By Berkshire Entities (1)
8/21/2019	Sale	2,092	$535.1179	By Stockbridge Partners LLC
8/21/2019	Sale	1,697	$535.1179	By Berkshire Entities (1)
8/21/2019	Sale	55	$536.5200	By Stockbridge Partners LLC
8/21/2019	Sale	45	$536.5200	By Berkshire Entities (1)
8/21/2019	Sale	111	$537.5225	By Stockbridge Partners LLC
8/21/2019	Sale	89	$537.5225	By Berkshire Entities (1)
8/22/2019	Sale	6,279	$529.3903	By Stockbridge Partners LLC
8/22/2019	Sale	5,017	$529.3903	By Berkshire Entities (1)
8/22/2019	Sale	6,316	$530.5277	By Stockbridge Partners LLC
8/22/2019	Sale	5,047	$530.5277	By Berkshire Entities (1)
8/22/2019	Sale	5,678	$531.4558	By Stockbridge Partners LLC
8/22/2019	Sale	4,537	$531.4558	By Berkshire Entities (1)
8/22/2019	Sale	5,909	$532.4550	By Stockbridge Partners LLC
8/22/2019	Sale	4,720	$532.4550	By Berkshire Entities (1)
8/22/2019	Sale	2,200	$533.3067	By Stockbridge Partners LLC
8/22/2019	Sale	1,757	$533.3067	By Berkshire Entities (1)
8/22/2019	Sale	111	$534.0400	By Stockbridge Partners LLC
8/22/2019	Sale	89	$534.0400	By Berkshire Entities (1)
8/27/2019	Other (2)	827,934	$0	By Berkshire Entities (1)

(1) Represents shares held directly or indirectly by Berkshire Fund VII, L.P. ("VII"), Berkshire Fund VII-A, L.P. ("VII-A"), Berkshire Fund VIII, L.P. ("VIII"), Berkshire Fund VIII-A, L.P. ("VIII-A"), Berkshire Investors LLC ("Investors"), Berkshire Investors III LLC ("Investors III"), Berkshire Investors IV LLC ("Investors IV"), Stockbridge Fund, L.P. ("SF") and Stockbridge Absolute Return Fund, L.P. ("SARF") (collectively, the "Berkshire Entities"). Berkshire Partners Holdings LLC ("BPH") is the general partner of BPSP, L.P. ("BPSP"), which is the managing member of each of Berkshire Partners LLC, the registered investment adviser to VII, VII-A, VIII, VIII-A, Investors, Investors III and Investors IV ("BP"), and SP, the registered investment adviser to SF and SARF. Seventh Berkshire Associates LLC ("7BA") is the general partner of each of VII and VII-A. Eighth Berkshire Associates LLC ("8BA") is the general partner of each of VIII and VIII-A.

(2) Represents Common Stock of the Issuer distributed by the Berkshire Entities to certain of their limited partners and members.